
May 14, 2015

John W. Blenke
Executive Vice President, Corporate General Counsel and Corporate Secretary
TransUnion
555 West Adams Street
Chicago, Illinois 60661

> **Re: TransUnion**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2015**
> **File No. 333-203110**

Dear Mr. Blenke:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56</u>

<u>2012 Change in Control Transaction, page 58</u>

1.   Please disclose the amount of debt incurred by the company in connection with the 2012 Change of Control Transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions relating to the financial statements or related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Richard A. Fenyes, Esq.